Park-Ohio Holdings Corp.
6065 Parkland Blvd.
Cleveland, Ohio 44124

November 13, 2013

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	John Cash, Branch Chief
Dale Welcome
Anne McConnell
Kenyar Daneshrar
Erin Jaskot

Re:	Park-Ohio Holdings Corp. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 15, 2013 Definitive Proxy Statement on Schedule 14A Filed April 15, 2013 File No. 0-03134
Park-Ohio Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 27, 2013
Form 10-Q for the Fiscal Quarter Ended June 30, 2013
Filed August 13, 2013
File No. 333-43005-01
Ladies and Gentlemen:
Park-Ohio Holdings Corp. (“Holdings”) and Park-Ohio Industries, Inc. (“Industries”), Ohio corporations (collectively, the “Company”), received the comment letter from the staff of the Securities and Exchange Commission (the “Commission”), dated October 31, 2013 (the “Comment Letter”), with respect to Holdings’ Annual Report on Form 10‑K for the fiscal year ended December 31, 2012 and Definitive Proxy Statement on Schedule 14A filed on April 15, 2013 and Industries’ Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.
The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond within 19 business days, or on or before November 27, 2013. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

United States Securities and Exchange Commission
November 13, 2013

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 440-947-2215.

Sincerely,

/s/ W. Scott Emerick
Vice President and Chief Financial Officer